Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Announces Conversion Privilege of $400,000,000 Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 44 (NVCC)

TORONTO, October 19, 2023 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced that it does not intend to exercise its right to redeem the currently outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 44 (Non-Viability Contingent Capital (NVCC)) of the Bank (the “Preferred Shares Series 44”) on November 25, 2023. As a result, subject to certain conditions, the holders of Preferred Shares Series 44 have the right, at their option, to convert all or part of their Preferred Shares Series 44 on a one-for-one basis into Non-Cumulative Floating Rate Class B Preferred Shares, Series 45 (Non-Viability Contingent Capital (NVCC)) of the Bank (the “Preferred Shares Series 45”) on November 25, 2023. Holders who do not exercise their right to convert their Preferred Shares Series 44 into Preferred Shares Series 45 on such date will retain their Preferred Shares Series 44, unless automatically converted in accordance with the conditions below.

The foregoing conversions are subject to the conditions that:

(i) if, after November 10, 2023, the Bank determines that there would be fewer than 1,000,000 Preferred Shares Series 44 outstanding on November 25, 2023 after giving effect to such conversions, then all remaining Preferred Shares Series 44 will automatically be converted into an equal number of Preferred Shares Series 45 on November 25, 2023; and

(ii) alternatively, if the Bank determines that there would be fewer than 1,000,000 Preferred Shares Series 45 outstanding on November 25, 2023 after giving effect to such conversions, then no Preferred Shares Series 44 will be converted into Preferred Shares Series 45.

In either case, the Bank will give written notice to that effect to any registered holders of Preferred Shares Series 44 affected by the preceding minimums on or before November 17, 2023.

The dividend rate applicable to the Preferred Shares Series 44 for the 5-year period commencing on November 25, 2023 to, but excluding, November 25, 2028, and the dividend rate applicable to the Preferred Shares Series 45 for the 3-month period commencing on November 25, 2023 to, but excluding, February 25, 2024, will be determined and announced by way of a news release on October 26, 2023. The Bank will also give written notice of these dividend rates to the registered holders of Preferred Shares Series 44.

Beneficial owners of Preferred Shares Series 44 who, on or after October 25, 2023, wish to exercise their right of conversion should instruct their broker or other nominee to exercise such right before 5:00 p.m. (ET) on November 10, 2023.

Conversion inquiries should be directed to BMO’s Registrar and Transfer Agent, Computershare Trust Company of Canada, at 1-800-340-5021.

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.25 trillion as of July 31, 2023. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to over 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

For News Media Inquiries:

Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Inquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com            Twitter: @BMOMedia